UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm to Host Webcast Presentation on Once-Daily Trazodone

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: October 16, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST WEBCAST PRESENTATION ON

ONCE-DAILY TRAZODONE

– Senior Management Team to Discuss Market Opportunity, Clinical and Regulatory Progress and

Commercial Plan –

LAVAL, Québec (October 16, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a webcast presentation on Wednesday, October 24, 2007 at 10:00 am (ET) during which the Company’s senior management team will discuss the market opportunity, clinical and regulatory progress and the commercial plan for its once-daily trazodone product.

The webcast will also include a presentation by Dr. David V. Sheehan, Professor of Psychiatry and Director of Psychiatric Research at the University of South Florida College of Medicine and a leading researcher and lecturer in the areas of anxiety and mood disorders, psychopharmacology and biological psychiatry.

The live audio webcast will be available at www.labopharm.com. Please connect at least 15 minutes prior to the start time to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Trazodone

Trazodone is an atypical anti-depressant that acts as a dual serotonin agonist and serotonin reuptake inhibitor (SARI). Trazodone appears to increase serotonin activity via three mechanisms: the activation of neuronal serotonin receptors; the inhibition at the neuronal serotonin feedback system which regulates the action of serotonin; and the inhibition of the re-uptake of serotonin. Trazodone also helps to treat depression by improving sleep as a result of sedative effects caused by activation of histamine receptors and initiation and restoration of deep sleep cycles as a result of serotonin receptor activation. This may be of clinical benefit in depressed patients who have agitation, insomnia or poor sleep quality associated with their depression. Depression is one of the most prevalent central nervous system disorders, affecting at least 121 million people globally. Trazodone is widely used in its treatment with more than 14 million prescriptions written in the U.S. alone in 2006.

About Labopharm’s Once-Daily Formulation of Trazodone

Insomnia and agitation may be associated with depression. In addition to its anti-depressive effects, trazodone has some sedative effects that can improve sleep. Labopharm’s once-daily formulation has been specifically designed to take advantage of trazodone’s unique pharmacological properties, in addition to offering the benefits of once-daily administration and potentially fewer side effects generally associated with peak concentrations of drugs.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Company’s products thereafter, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm: (English or French) Mark D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Eric Bouchard Tel: (514) 844-7997 ebouchard@equicomgroup.com